December 28, 2007

Mail Stop 4561

Jessica Q. Wang
President and CEO
EWRX Internet Systems Inc.
4950 Yonge Street, Suite 910
Toronto, Ontario, CANADA M2N 6K1

Re: EWRX Internet Systems Inc.
Amended Registration Statement on Form 10-SB
Filed November 19, 2007
File No. 0-17963

Dear Ms. Wang:

We have reviewed your amended filing and have the following comments.

Form 10-SB Amendment
General

1. The description of the common stock on page 10 continues to disclose
    information as of December 31, 2005. Please also update.

Item 7. Certain Relationships and Transactions, page 9

2. Please outline the material provisions of your loan amendment with Mr. Wang.
    Please disclose that the the loan from Mr. Wang appears to have earned interest of
    16.67% over the first two years.

Part II
Item 4. Recent Sales of Unregistered Securities, page 11

3. Disclose the exemption from registration claimed for the issuances to Navitex
    Canada and the facts that made the exemption available.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. You may also contact me at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Elwin Cathcart
       EWRX internet Systems, Inc.
       4950 Yonge Street, Suite 910
       Toronto, Ontario, CANADA M2N 6K1
       Facsimile Number: (416) 299-7300